Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

June 3, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Mark P. Shuman
Brach Chief-Legal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 4541

Re:	Dot VN, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed June 3, 2008
File no. 333-146149

Dear Mr. Shuman:

Enclosed please find three copies, and three redlined copies, of Amendment No. 3 to the referenced registrant’s Registration Statement on Form S-1, submitted pursuant to the staff’s comment letter dated May 21, 2008. Also enclosed are three copies of the staff’s May 21, 2008 letter and this letter. Please note that the page references below refer to the numbers of the redlined Amendment No. 3 to the Form S-1.

Amendment No. 3 to the Form S-1 was filed on EDGAR on June 3, 2008.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. Please note that the page references below refer to the page numbers of the enclosed redlined Amendment No. 3 to the Form S-1.

In response to the staff’s comments in its May 21, 2008 letter, we respectfully submit the following information on behalf of our client:

Mark P. Shuman
Securities and Exchange Commission
June 3, 2008

Selling Shareholders

1. You represent that no selling shareholder is a registered broker-dealer or an affiliate of a registered broker-dealer. However, on page 26 and elsewhere in the document, you characterize as a “finance expense” fees paid and stock warrants issued in connection with financing activities to Pali Capital, the placement agent in your February Financing, and Sausalito Capital Partners. Pali Capital is an apparent affiliate of several selling shareholders, and Sausalito Capital Partners is itself a selling shareholder. Furthermore, Pali Capital appears to be a registered broker dealer. In your response letter, provide us with a detailed explanation of the roles that each of these entities played in the financing transaction and explain the basis on which the amounts they received as “finance expenses” were computed. Please also revise your disclosure as necessary.

Pali Capital, a registered broker dealer, acted as the sole placement agent to the Company in its February Financing. The Company has amended the Form S-1 to disclose (i) which selling shareholders are affiliates of Pali Capital (ii) whether such affiliates of Pali acquired the securities to be resold in the ordinary course of business or as transaction-based compensation, and (iii) whether such affiliates of Pali have any agreement, understanding or arrangement with any person to dispose of the securities. Please see page 60 of the redlined Form S-1

While the Company paid securities to Sausalito Capital Partners as consideration for providing certain strategic advisory services, including but not limited to business development, strategic planning and identification of potential partners, the Company did not authorize Sausalito Capital Partners to act as a finder or engage in any financing or broker-dealer activities on behalf of the Company in the course of providing such strategic advisory services. The Company confirms that (i) Sausalito Capital Partners has never acted as a finder or engaged in broker-dealer activities on behalf of the Company, (ii) Sausalito Capital Partners has never transferred any funds or other consideration to the Company in connection with any sale of securities of the Company and (iii) the Company has no intention to avail itself of the services offered by Sausalito Capital Partners and intends to engage only registered broker dealers in connection with the use of agents for the offerings of its securities.

2. In the table appearing in this section, the percentage of shares owned by Thomas Johnson and Dr. Lee Johnson before the offering differs materially from the corresponding percentage appearing the beneficial ownership table on Page 48. Please advise us as to this apparent discrepancy or revise your disclosure.

The beneficial ownership table on page 48 did not properly compute the percentages appearing therein in accordance with Securities Exchange Act Rule 13(d)(3). The discrepancy has been reconciled. Please see pages 49 and 57 of the redlined Form S-1.

3. The percentage and amount of shares beneficially owned by Thomas Johnson and Dr. Lee Johnson before and after the offering in the table is identical. Similarly, the amount of shares beneficially owned by Louis Huynh before and after the offering is identical. While we understand that these individuals have entered into one year lock-ups with respect to their entire holdings, if you are registering the offer and sale of these shares, it would appear that the table should give effect to the registered transactions. Please advise as to your analysis.

Mark P. Shuman
Securities and Exchange Commission
June 3, 2008

The percentage and amount of shares beneficially owned by Thomas Johnson, Dr. Lee Johnson and Louis Huynh before and after the offering in the table has been revised to give effect to the registered transactions. Please see page 57 of the redlined Form S-1.

4. We note your response to comment 8 of our letter dated April 10, 2008, regarding your registration for resale of shares issued to Mr. Weller subsequent to the initial filing of the registration statement. The release you cite in your response, Release No. 8828 (August 3, 2007), does not address the issue of whether the issuance and resale of specific shares should be considered as separate transactions or as a single transaction. As noted in our prior comment, please explain how this subsequent issuance to Mr. Weller did not involve any public offering when you had already filed the registration statement pursuant to which you now seek to register the resales of theses shares. Rule 152 under the Securities Act would not seem to be applicable, given that, at the time of the issuance to Mr. Weller, you have already decided to make a public offering and filed a registration statement.

The Company has removed the registration for the resale of the securities held by Mr. Weller. Please see page 59 of the relined Form S-1.

5. Please provide the date and counterparty with respect to the third-party transaction noted in footnote 26 to the table. Please also tell us when the counterparty acquired the subject shares.

The Company has disclosed in footnote 26 that GF Galaxy Corp. acquired the shares being registered on October 11, 2007 from Larry Heuchert. Larry Heuchert appears to have purchased the securities from Capital Group Communications on September 19, 2007.

6. We note your response to comment 3 of our letter dated April 10, 2008. Please note that the scope of EITF 96-18 does not include the accounting for equity instruments either issued to a lender or investor who provides financing to the issuer. Tell how management considered this scope definition when concluding on the accounting for the warrants provided to your placement agent in the February Financing. Note that debt issuance costs, which can include cash and/or equity securities, generally are incurred in connection with the issuance of debt securities or other short- or long-term borrowings. Paragraph 16 of APB Opinion No. 21 notes that issue costs should be reported in the balance sheet as deferred charges. Consider revising your “Prepaid warrant expense” caption heading to properly reflect the true nature of the warrants issued. Further, tell us how you considered the guidance in paragraphs 4 through6 of Section A to Chapter 3 of ARB 43 when concluding that the warrants issued as a retainer fee meet the definition of a current asset.

We note three significant points raised in the above comment and will address each in order.

Mark P. Shuman
Securities and Exchange Commission
June 3, 2008

1. The Company acknowledges that EITF 96-18 “does not, however, address the accounting for equity instruments either issued to a lender or investor who provides financing to the issuer” but also notes that Issue 2 does address “the same manner (that is, capitalize versus expense) as if the enterprise had paid cash for the … services … instead of paying with or using equity instruments”.

The staff’s comment number 6 is specific to the “warrants provided (issued) to your placement agent in the February Financing” which the Company issued as partial compensation to the placement agent. The placement agent’s compensation was in form of (i) a retainer (warrant) to cover they performance during the twelve month contract period (the “Retainer Warrant”) and (ii) a fee (cash and warrants) based on the actual dollar amounts raised (the “Placement Cash” and “Placement Warrants” individually). The Retainer Warrant (fair value of the warrants issued based on SFAS 123R) was posted as a prepaid warrant expense and was amortized over the twelve month period of the service contract. The additional consideration based on the dollar amount actually raised by the placement agent ($114,821 in Placement Cash and $731,340 in fair value of the Placement Warrants issued) previously was classified as deferred debt issuance cost (for the cash paid) and prepaid warrant expense; but the prepaid warrant expense has been restated (see 2nd item below) in this S-1 amendment as a deferred charge for debt issuance cost.

The Placement Warrants are unrelated to the detachable warrants issued to the actual investors who lent the money to the Company in exchange for two year convertible debentures (which warrant’s were recorded as a debt discount). We agree that EITF 96-18 does not apply to the accounting for the detachable warrants issued to the individuals/entities who lent money to the Company.

The Company believes that EITF 96-18 is applicable to both the Retainer Warrant and the Placement Warrants as they were issued as consideration to the placement agent for their services to (i) to assist the Company in identifying sources and obtain funding for the Company (the Retainer Warrant) and (ii) additional incentive compensation based on funds actually raised for the Company (the Placement Warrants). The warrants were not “issued to a lender or investor” for funds provided to the Company.

We note that in Issue 2 the “Task Force did not address the period(s) or manner (that is, capitalize versus expense) in which an enterprise should recognize the fair value of the equity instruments that will be issued, other than to reach a consensus that an asset, expense … would be recognized … in the same period(s) and in the same manner … as if the enterprise has paid cash for the …services”. Future the Company believes that APB Opinion No. 21 paragraph 16 also supports the asset classification of the fair value of the Placement Warrants issued to the placement agent as a deferred charge.

2.  The Company has reviewed APB Opinion No. 21 and specifically paragraph 16 and agrees that in addition to the cash fee paid to its placement agent that the fair value of the Placement Warrants should also be classified on the balance sheet as a deferred charge. In addition, the Company has reviewed ARB No. 43, chapter 3, section A, paragraph 6(g) and notes that the deferred charge should not be allocated between current and noncurrent assets.

Mark P. Shuman
Securities and Exchange Commission
June 3, 2008

Accordingly the Company has restated the balance sheets and footnotes (April notes 5, 6, and 7 and January note 4) in the S-1 amendment to remove (i) the Placement Warrants from the prepaid warrant expense line item (both short-term and long-term) and (ii) the portion of the deferred charge allocated as current (short-term) and classified the entire deferred debt issuance cost as a noncurrent asset.

3.  Regarding the Company’s classification of the Retainer Warrant fair value as a current asset the Company has reviewed ARB No. 43, chapter 3, section A and specifically paragraphs 4 and 6.

The Company notes the first sentence of paragraph 4 that “For accounting purposes, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.” and further the last sentence of paragraph 4 that “Prepaid expenses are not current assets in the sense that they will be converted into cash but in the sense that, if not paid in advance, they would require the use of current assets during the operating cycle.”.

Recognizing that ARB No. 43 was issued in 1953, the Company believes that this last sentence needs to be considered within the context of today’s authoritative pronouncements; specifically SFAS 123 and 123R which ascribes fair value accounting to equity (noncash) transactions.

The Company believes that the fair value of the warrants is a current asset, within the definition of ARB No. 43, consistent with the other historical prepaid expenses identified in paragraph 4(g). Specifically, had the Company not negotiated with its placement agent to accept only the Retainer Warrants as the consideration for their initial services, to assist the Company in identifying funding sources, that the Company would have been required to compensate its placement agent with cash. That is, the Company “would require the use of current assets during the operating cycle” to enter into the twelve month service contract with the placement agent. The Company believes the Retainer Warrants fit the definition of a prepaid expense within the intent of paragraph 4.

Summary (response to staff comment no. 6)

The Company thanks the staff for identifying that the misclassification of the debt issuance cost paid for with the Placement Warrants which have now been combined along with the cash fees paid as a deferred charge identified as ‘deferred debt issuance cost’. Further the Company believes that it’s classification of the Retainer Warrant as a current asset is consistent with the intent of ARB No. 43 in light of the accounting pronouncements which have followed its original adoption.

Mark P. Shuman
Securities and Exchange Commission
June 3, 2008

Please see the revised April year-end footnotes numbers 5, 6, and 7 along with the January third quarter footnote number 4. The Company has expanded its stockholders’ equity statements presentation to identify the warrants issued for debt issuance costs separate from warrants issued for services. In addition, the Company has reclassified its cash flow statements to remove the debt issuance (cash) cost from the changes in operating assets to correctly present this as a line item within cash flows from financing activities.

Please contact the undersigned if you have further questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo